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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-83087

PROSPECTUS

                                     [LOGO]

                            4,719,201 COMMON SHARES

                                ---------------

    This prospectus relates to the public offering and sale of 4,719,201 common shares of Tyco International Ltd. by the shareholders who are listed on page 3 of this document. Tyco will not receive any of the proceeds from the sale of the shares offered by the selling shareholders.

    The selling shareholders will pay the expenses of this registration and any brokerage commissions, discounts and fees. A selling shareholder's net proceeds from its sale of shares will be the sales price of the shares sold, less expenses. The offering of the shares will not be underwritten.

    Tyco's common shares are traded on the New York Stock Exchange and on the Bermuda Stock Exchange under the symbol "TYC" and on the London Stock Exchange under the symbol "TYI". On July 15, 1999, the closing price for Tyco common shares, as reported on the New York Stock Exchange, was $99.9375 per share.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                            ------------------------

                 The date of this prospectus is July 22, 1999.
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                      WHERE YOU CAN FIND MORE INFORMATION

    Tyco files annual, quarterly and current reports, proxy statements and other information with the SEC. Tyco's filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any reports, statements or other information Tyco files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    The SEC allows Tyco to "incorporate by reference" information into this document, which means that Tyco can disclose important information to you by referring you to other documents filed separately with the SEC. These incorporated documents contain important business and financial information about Tyco that is not included in or delivered with this document. The information incorporated by reference is considered to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents listed below that Tyco has previously filed with the SEC and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 prior to the end of the offering of common shares under this document.

    1. Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended September 30, 1998, except for Part II Items 6, 7, 7A and 8.

    2. Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1998 and March 31, 1999.

    3. Current Reports on Form 8-K and Form 8-K/A filed on May 13, 1998, December 10, 1998, December 11, 1998, April 15, 1999, June 3, 1999 and
       July 21, 1999.

    4. The description of Tyco's common shares set forth in Tyco's Registration Statement on Form 8-A/A filed on March 1, 1999.

    You may request a copy of these filings at no cost, by writing or calling Tyco at the following address and telephone number:

       Tyco International Ltd.
       The Gibbons Building
       10 Queen Street, Suite 301
       Hamilton HM11, Bermuda
       (441) 292-8674

    Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT. TYCO HAS NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING SHAREHOLDERS WILL NOT MAKE AN OFFER OF THE COMMON SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                                       i
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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Where You Can Find More Information.......................................     i
The Company...............................................................     2
Current Developments......................................................     2
Use of Proceeds...........................................................     2
Selling Shareholders......................................................     3
Plan of Distribution......................................................     4
Legal Matters.............................................................     4
Experts...................................................................     4

                                       1
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                                  THE COMPANY

    Tyco is a diversified manufacturing and service company that, through its subsidiaries:

    - designs, manufactures and distributes electrical and electronic components and designs, manufactures, installs and services undersea fiber optic cable communication systems;

    - designs, manufactures and distributes disposable medical supplies and other specialty products, and conducts vehicle auctions and related services;

    - designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

    - designs, manufactures and distributes flow control products.

    Tyco operates in more than 80 countries around the world and has expected fiscal 1999 revenues in excess of $22 billion.

    On April 2, 1999, Tyco acquired AMP Incorporated, which designs, manufacturers and markets a broad range of electronic, electrical and electro-optic connection devices, and associated application tools and machines.

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    Tyco is a Bermuda company whose registered and principal executive offices are located at The Gibbons Building, 10 Queen Street, Suite 301, Hamilton HM 11, Bermuda. Its telephone number is (441) 292-8674. The executive offices of Tyco's principal United States subsidiary, Tyco International (US) Inc., are located at One Tyco Park, Exeter, New Hampshire 03833. Its telephone number is (603) 778-9700.

                              CURRENT DEVELOPMENTS

    On May 19, 1999, Tyco entered into a definitive merger agreement for the acquisition of Raychem Corporation in a cash and stock transaction valued at approximated $2.87 billion. Raychem, with annual revenues of approximately $1.8 billion, designs, manufactures and distributes electronic components. In the aggregate, based upon the number of shares of Raychem common stock outstanding on July 7, 1999, a subsidiary of Tyco will pay approximately $1.44 billion in cash and issue approximately 16.1 million Tyco common shares for delivery to the Raychem stockholders. Individual Raychem stockholders will have the right to elect to receive cash or Tyco common shares, subject to certain limitations. The consummation of the transaction is contingent upon customary regulatory review, approval by the Raychem stockholders and certain other conditions. The special meeting of Raychem stockholders is scheduled to be held on Thursday, August 12, 1999. Raychem is subject to the informational requirements of the Exchange Act and in accordance therewith, files reports, proxy statements and other information with the SEC.

                                USE OF PROCEEDS

    All net proceeds from the sale of the common shares offered hereby will go to the selling shareholders. Tyco will not receive any of the proceeds from the sale of the common shares by the selling shareholders.

                                       2
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                              SELLING SHAREHOLDERS

    The selling shareholders are: (i) the Kozlowski Family Partnership L.P., a limited partnership in which L. Dennis Kozlowski, the President, Chief Executive Officer and Chairman of the Board of Tyco, controls all general partnership interests and in which he and his family members directly and indirectly own all the limited partnership interest; and (ii) the KMS Family Partnership L.P., a limited partnership in which Mark H. Swartz, Executive Vice President and Chief Financial Officer of Tyco, controls all general partnership interests and in which he and his family members directly and indirectly own all the limited partnership interest.

                                                             COMMON SHARES                         COMMON SHARES
                                                              BENEFICIALLY                         BENEFICIALLY
                                                           OWNED PRIOR TO THE    COMMON SHARES    OWNED AFTER THE
NAME OF SHAREHOLDER                                           OFFERING(1)      OFFERED HEREBY(2)     OFFERING
---------------------------------------------------------  ------------------  -----------------  ---------------
The Kozlowski Family Partnership L.P.....................        3,676,200          3,176,200           500,000
KMS Family Partnership L.P...............................        1,658,001          1,543,001           115,000
  Total..................................................        5,334,201          4,719,201           615,000

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(1) Such amounts do not include shares beneficially owned by L. Dennis Kozlowski and Mark H. Swartz in which the Kozlowski Family Partnership L.P. and the
    KMS Family Partnership L.P., respectively, have no interest.

(2) Such shares were issued upon the exercise of stock options issued to Messrs. Kozlowski and Swartz that were transferred by them to the Kozlowski Family Partnership L.P. and the KMS Family Partnership L.P., respectively. The range of exercise prices for such options is $38.3125 to $89.25.

                                       3
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                              PLAN OF DISTRIBUTION

    The common shares may be sold from time to time by the selling shareholders or by pledgees or donees of the selling shareholders. Such sales may be made on the New York Stock Exchange or other exchanges or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions at negotiated prices. The manner in which sales of common shares can be made include:

    - ordinary brokerage transactions;

    - transactions in which a broker solicits purchasers;

    - block trades;

    - purchases by a broker or dealer as principal and resale by such broker dealer for its account;

    - put or call option transactions relating to the common shares; or

    - transactions directly between seller and purchaser without a broker-dealer.

Common shares that qualify for sale in accordance with Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this document.

    Brokers or dealers involved in the sale may receive commissions or discounts in connection with such sale in amounts to be negotiated. A broker or dealer that acts as agent for a purchaser of common shares would be paid by the purchaser. The selling shareholders and any broker-dealers who act in connection with the sale of the common shares that are offered by this document may be deemed underwriters for purposes of the Securities Act. Any commissions broker-dealers receive and profits they make on resale might be deemed underwriting discounts and commissions.

    The selling shareholders have engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer, as a non-exclusive agent for the sale of the common shares and have agreed to indemnify Merrill Lynch against certain liabilities including certain liabilities under the United States securities laws.

    The selling shareholders will pay all expenses of registration of the common shares offered hereby, including commissions, discounts and fees of brokers, dealers or agents.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Tyco common shares offered hereby have been passed upon for Tyco by Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Michael L. Jones, Secretary of Tyco, is a partner of Appleby, Spurling & Kempe.

                                    EXPERTS

    The historical consolidated financial statements of Tyco as of September 30, 1998 and 1997 and for the year ended September 30, 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996 included in Tyco's Current Report on Form 8-K filed on December 10, 1998 and incorporated by reference in this document give retroactive effect to the merger between Tyco and United States Surgical Corporation and have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to certain subsidiaries its opinion is based upon the reports of other independent accountants, namely Arthur Andersen LLP (Houston) and Deloitte & Touche LLP. The historical consolidated financial statements referred to above have been incorporated herein in reliance upon said reports given upon the authority of such firms as experts in accounting and auditing.

                                       4
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    The combined financial statements of The Sherwood-Davis & Geck Group as of and for the year ended December 31, 1997 included in Tyco's Current Report on Form 8-K/A filed on May 13, 1998 and incorporated by reference in this document have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report included therein, and have been so incorporated in reliance upon the report of said firm given upon the authority of said firm as experts in accounting and auditing.

    The supplemental consolidated financial statements of Tyco as of September 30, 1998 and 1997 and for the year ended September 30, 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996 included in Tyco's Current Report on Form 8-K filed on June 3, 1999 and incorporated by reference in this document give retroactive effect to the merger between Tyco and AMP and have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to certain subsidiaries its opinion is based upon the reports of other independent accountants, namely Arthur Andersen LLP (Philadelphia), Deloitte & Touche LLP and Arthur Andersen LLP (Houston). The supplemental consolidated financial statements referred to above have been incorporated herein in reliance upon said reports given upon the authority of such firms as experts in accounting and auditing. Upon publication of Tyco's consolidated financial statements for a period which includes April 2, 1999, the date of the consummation of the AMP merger, the supplemental consolidated financial statements will become the historical financial statements of Tyco.

                                       5
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                            TYCO INTERNATIONAL LTD.

                            4,719,201 COMMON SHARES

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                                   PROSPECTUS
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                                 JULY 22, 1999